Exhibit (d1)

EXPENSE LIMITATION AGREEMENT

          EXPENSE LIMITATION AGREEMENT (“Agreement”), effective as of February 29, 2011, by and between the Artio Global Equity Fund Inc., a Maryland Corporation (the “Global Equity Fund”), and Artio Global Management, LLC, a corporation organized under the laws of the State of Delaware (the “Adviser”).

W I T N E S S E T H:

          WHEREAS, the Global Equity Fund and the Adviser have entered into an Investment Advisory Agreement, effective April 21, 2010, and as amended from time to time (“Advisory Agreement”), pursuant to which the Adviser renders investment management services to the Global Equity Fund for compensation based on the value of the average daily net assets of the Global Equity Fund; and

          WHEREAS, the Global Equity Fund and the Adviser have determined that it is appropriate and in the best interests of the Global Equity Fund and its shareholders to maintain Global Equity Fund expenses at a level below that to which the Global Equity Fund would normally be subject during the term of this Agreement.

          NOW, THEREFORE, the parties hereto agree as follows:

          1. Expense Limit.

          1.1. Limitation. To the extent that the aggregate expense of every character incurred by the Global Equity Fund during the term of this Agreement including, but not limited to, investment management fees of the Adviser (but excluding interest, taxes, brokerage commissions, and other expenditures which are capitalized in accordance with generally accepted accounting principles, and other extraordinary expenses not incurred in the ordinary course of the Global Equity Fund’s business) (“Fund Operating Expenses”), exceeds the “Expense Limit,” which is 1.40% and 1.15% of the average daily net assets of the Class A and Class I shares, respectively of the Global Equity Fund, such excess amount (“Excess Amount”) shall be the liability of the Adviser.

          1.2. Method of Computation. To determine the Adviser’s liability for the Excess Amount, at each month end the fiscal year to date Fund Operating Expenses accrued gross of any custody credits related to residual cash balances shall be compared with the fiscal year to date Expense Limit. If at the end of any month the Fund Operating Expenses exceed the Expense Limit, the Adviser shall first waive or reduce its investment management fee for such month, as appropriate, to the extent necessary to pay such Excess Amount. In the event the Excess Amount exceeds the amount of the investment management fee for such month, the Adviser, in addition to waiving its entire investment management fee for such month, shall also remit to the Global Equity Fund the difference between the Excess Amount and the amount due as the investment management fee.

          1.3. Year-End Adjustment. If necessary, on or before the last day of the first month following the termination of this Agreement, or as soon as practicable thereafter, an adjustment payment shall be made by the appropriate party in order to ensure that the actual Fund Operating Expenses for the period covered by this Agreement (including any reimbursement payments made under Section 2 of this Agreement) do not exceed the Expense Limit.

2. Reimbursement of Fee Waivers and Expense Reimbursements.

          2.1. Reimbursement. If, in any year in which the Advisory Agreement remains in effect, estimated aggregate Fund Operating Expenses for the fiscal year are less than the Expense Limit for that year, the Adviser shall be entitled to reimbursement by the Global Equity Fund, in whole or in part as provided below, of the investment management fees waived or reduced, and other payments remitted by the Adviser to the Global Equity Fund pursuant to Section 1 hereof. The total amount of reimbursement to which the Adviser may be entitled (“Reimbursement Amount”) shall equal, at any time, the sum of all investment management fees waived or reduced by the Adviser, and all other payments, if any, remitted by the Adviser to the Global Equity Fund pursuant to Section 1 hereof, commencing with the effective date of this Agreement and continuing through each of the next three (3) fiscal years, less any reimbursement paid from time to time by the Global Equity Fund to the Adviser pursuant to this Agreement with respect to such waivers, reductions, and payments. The Reimbursement Amount, and any portion thereof, shall not include any additional charges or fees whatsoever including, but not limited to, interest accruable on the Reimbursement Amount.

          2.2. Method of Computation. To determine the amount of the Global Equity Fund’s payment, if any, to reimburse the Adviser for the Reimbursement Amount, at each month end the fiscal year to date Fund Operating Expenses accrued shall be compared with the fiscal year to date Expense Limit. If at the end of any month the Fund Operating Expenses are less than the Expense Limit, the Global Equity Fund shall pay to the Adviser an amount sufficient to increase the annualized Fund Operating Expenses to an amount no greater than the Expense Limit, provided that such amount paid to the Adviser will in no event exceed the Reimbursement Amount.

          2.3. Year-End Adjustment. If necessary, on or before the last day of the first month of each succeeding fiscal year, or as soon as practicable thereafter, an adjustment payment shall be made by the appropriate party in order to ensure that the actual Fund Operating Expenses for the prior fiscal year (including any reimbursement payments made hereunder with respect to such fiscal year) do not exceed the Expense Limit.

3. Termination of Agreement. This Agreement shall continue in effect until the earlier of (a) the termination of the Advisory Agreement; or (b) February 28, 2013.

4. Miscellaneous.

          4.1. Notices. Any notice under this Agreement shall be given in writing, addressed and delivered, or mailed postpaid, (a) if to the Adviser, to Artio Global Management, LLC, 330 Madison Avenue, New York, NY 10017; and (b) if to the Global Equity Fund, at the foregoing office of the Adviser.

          4.2. Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

          4.3. Interpretation. Nothing herein contained shall be deemed to require the Global Equity Fund to take any action contrary to its Articles of Incorporation or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Board of Directors of its responsibility for and control of the conduct of the affairs of the Global Equity Fund.

          4.4. Definitions. Any question of interpretation of any term or provision of this Agreement including, but not limited to, the investment management fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement, shall have the same meaning as and be resolved by reference to such Advisory Agreement.

4.5. Amendment. This Agreement may be amended or modified only upon the written consent of the parties hereto.

          4.6. Governing Law. Except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York.

          IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized, as of the day and year first above written.

ARTIO GLOBAL EQUITY FUND INC.

	By:	/s/ John Whilesmith	/s/ Alex Bogaenko

	Name:	John Whilesmith	Alex Bogaenko
	Title:	Secretary	Treasurer

ARTIO GLOBAL MANAGEMENT, LLC

	By:	/s/ Francis Harte	/s/ Anthony Williams

	Name:	Francis Harte	Anthony Williams
	Title:	Chief Financial Officer	Chief Operating Officer

Approved December 15, 2011